October 15, 2009

Mr. George J. Alburger, Jr.
Executive Vice President & Chief Financial Officer
Liberty Property Limited Partnership
500 Chesterfield Parkway
Malvern, Pennsylvania 19355

    Re: **Liberty Property Trust**
            Form 10-KSB for the year ended December 31, 2008
            File No. 001-13132

Dear Mr. Alburger:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Kevin Woody
                Accounting Branch Chief